June 10, 2016

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:                    The Macerich Company

Form 10-K for the year ended December 31, 2015

Filed February 23, 2016

File No. 001-12504

Form 10-Q for the quarterly period ended March 31, 2016

Filed May 6, 2016

File No. 001-12504

Dear Mr. Telewicz:

We are writing in response to your letter dated May 24, 2016, setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) of The Macerich Company (the “Company”) and on the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”) of the Company. For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

Form 10-Q for the quarterly period ended March 31, 2016

Note 4.  Investments in Unconsolidated Joint Ventures, page 11

1.            We note that you have entered into joint ventures in which you own greater than 50% of the investee.  For each of these investments, please provide us with a summary that identifies each such investee and provides the basis for your conclusions that you are not required to consolidate the entity despite your greater than 50% ownership interest.

The Company evaluated its investment in Pacific Premier Retail, LLC (“PPR”), New River Associates LLC (“Arrowhead Towne Center”) and the Macerich HHF Centers LLC (“MAC Heitman Portfolio”) under Accounting Standards Codification 810-10 - Consolidation.  The Company first determined that none of these investments was a variable interest entity as (1) the equity investment at risk for each entity was sufficient to finance the activities of each entity without additional subordinated financial support; (2) as a group, the holders of each of the equity investments at risk have (a) the power to direct the activities that most significantly impact each entity’s economic performance, (b) the obligation to absorb expected losses, and (c) the right to receive expected residual returns; and (3) substantially all of the activities for each entity do not involve or are not conducted on behalf of an investor that has disproportionately fewer voting rights.

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

June 10, 2016

Therefore, the Company evaluated each of the three investments under the voting interest model. Under the voting interest model, the presumption is that a controlling financial interest in an entity is the ownership of a majority voting interest, directly or indirectly, of more than 50% of the voting shares.  However, if noncontrolling shareholders or limited partners have substantive participation rights, then the majority shareholder or partner does not have a controlling financial interest.  Accordingly, the Company evaluated the key provisions of each investment’s operating agreement to determine whether it had control, as follows:

Pacific Premier Retail LLC

The operating agreement of PPR provides for a board of five directors, of which three directors are appointed by the Company and two directors are appointed by the outside partner. Under the PPR operating agreement, all major decisions, including approval of budgets, capital calls, and financing transactions must be approved unanimously by the board of directors of PPR. The outside partner also participates in the selection, termination, and setting of compensation of management.  In addition, the outside partner has other rights including the ability to approve major contracts, approve normal cash distributions, and approve capital projects. These are all substantive participating rights held by the outside partner. Accordingly, the Company determined that since the outside partner effectively participates in significant financial and operating decisions of PPR that are made in the ordinary course of business, the presumption of control has been overcome and the Company should account for its investment in PPR under the equity method of accounting.

Arrowhead Towne Center

The operating agreement of Arrowhead Towne Center is comparable in all material aspects to the PPR operating agreement. As with PPR’s operating agreement, the operating agreement for Arrowhead Towne Center provides for a board of five directors, of which three directors are appointed by the Company and two directors are appointed by the outside partner. The operating agreement states that all major decisions, including approval of budgets, capital calls, and financing transactions must be approved unanimously by the board of directors of Arrowhead Towne Center. The outside partner also participates in the selection, termination, and setting of compensation of management.  In addition, the outside partner has other rights including the ability to approve major contracts, approve normal cash distributions, and approve capital projects. These are all substantive participating rights held by the outside partner. Accordingly, the Company determined that since the outside partner effectively participates in significant financial and operating decisions of Arrowhead Towne Center that are made in the ordinary course of business, the presumption of control has been overcome and the Company should account for its investment in Arrowhead Towne Center under the equity method of accounting.

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

June 10, 2016

MAC Heitman Portfolio

The operating agreement of the MAC Heitman Portfolio provides that the Company and outside partner each appoint two authorized representatives. Each approval, consent and decision of a member is conveyed by the authorized representatives. All major decisions, including approval of budgets, capital calls, leasing guidelines, and financing transactions must be approved unanimously by both members of the joint venture through their authorized representatives. The outside partner also participates in the selection, termination, and setting of compensation of management.  In addition, the outside partner has other rights including the ability to approve normal cash distributions and approve any capital projects not otherwise included in the approved budget. These are all substantive participating rights held by the outside partner. Accordingly,  the Company determined that since the outside partner effectively participates in significant financial and operating decisions of the MAC Heitman Portfolio that are made in the ordinary course of business, the presumption of control has been overcome and the Company should account for its investment in the MAC Heitman Portfolio under the equity method of accounting.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 394-6000.

Sincerely,

The Macerich Company

/s/ THOMAS E. O’HERN
Thomas E. O’Hern
Senior Executive Vice President, Chief Financial
Officer and Treasurer

cc:                              David Roberts

Goodwin Procter LLP